Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company

EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING

FINAL DETAILED VOTING MAP

According to Instruction No. 481/09 of the Brazilian Securities and Exchange Commission (CVM), it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in person on the matters submitted for the resolution of the the Extraordinary General Stockholders’ Meeting held on July 27, 2018 at 15:00 p.m. of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer’s Registry (CPF) or of the Corporate Taxpayer’s Registry (CNPJ) of the stockholder, the stockholding position and the votes cast.

CPF/CNPJ	Balance of Common Shares	Deliberations
		1	2	3	4	5	6	7
07.140.XXX/XXXX-XX	2,530	Approved	Approved	Approved	Approved	Approved	Approved	Approved
07.418.XXX/XXXX-XX	46,000	Approved	Approved	Approved	Approved	Approved	Approved	Approved
11.261.XXX/XXXX-XX	1,505,300	Approved	Approved	Approved	Approved	Approved	Approved	Approved
07.516.XXX/XXXX-XX	3,050	Approved	Approved	Approved	Approved	Approved	Approved	Approved
22.420.XXX/XXXX-XX	989,400	Approved	Approved	Approved	Approved	Approved	Approved	Approved
17.202.XXX/XXXX-XX	5,000	Approved	Approved	Approved	Approved	Approved	Approved	Approved
14.137.XXX/XXXX-XX	6,800	Approved	Approved	Approved	Approved	Approved	Approved	Approved
07.237.XXX/XXXX-XX	43,400	Approved	Approved	Approved	Approved	Approved	Approved	Approved
15.305.XXX/XXXX-XX	79,700	Approved	Approved	Approved	Approved	Approved	Approved	Approved
10.798.XXX/XXXX-XX	5,375	Approved	Approved	Approved	Approved	Approved	Approved	Approved
15.333.XXX/XXXX-XX	16,500	Approved	Approved	Approved	Approved	Approved	Approved	Approved
27.277.XXX/XXXX-XX	211	Approved	Approved	Approved	Approved	Approved	Approved	Approved
05.839.XXX/XXXX-XX	2,650	Approved	Approved	Approved	Approved	Approved	Approved	Approved
25.454.XXX/XXXX-XX	114,000	Approved	Approved	Approved	Approved	Approved	Approved	Approved
05.987.XXX/XXXX-XX	23,700	Approved	Approved	Approved	Approved	Approved	Approved	Approved
05.839.XXX/XXXX-XX	75,500	Approved	Approved	Approved	Approved	Approved	Approved	Approved
05.479.XXX/XXXX-XX	38,747	Approved	Approved	Approved	Approved	Approved	Approved	Approved
19.349.XXX/XXXX-XX	28,144	Approved	Approved	Approved	Approved	Approved	Approved	Approved
05.839.XXX/XXXX-XX	23,700	Approved	Approved	Approved	Approved	Approved	Approved	Approved
21.242.XXX/XXXX-XX	15,004	Approved	Approved	Approved	Approved	Approved	Approved	Approved
27.714.XXX/XXXX-XX	332,300	Approved	Approved	Approved	Approved	Approved	Approved	Approved
21.394.XXX/XXXX-XX	6,900	Approved	Approved	Approved	Approved	Approved	Approved	Approved
22.420.XXX/XXXX-XX	138,000	Approved	Approved	Approved	Approved	Approved	Approved	Approved
21.265.XXX/XXXX-XX	6,009	Approved	Approved	Approved	Approved	Approved	Approved	Approved
21.273.XXX/XXXX-XX	15,886	Approved	Approved	Approved	Approved	Approved	Approved	Approved
27.222.XXX/XXXX-XX	1,700	Approved	Approved	Approved	Approved	Approved	Approved	Approved
17.891.XXX/XXXX-XX	8,900	Approved	Approved	Approved	Approved	Approved	Approved	Approved
23.318.XXX/XXXX-XX	15,538	Approved	Approved	Approved	Approved	Approved	Approved	Approved
18.407.XXX/XXXX-XX	221,668	Approved	Approved	Approved	Approved	Approved	Approved	Approved
24.528.XXX/XXXX-XX	41,400	Approved	Approved	Approved	Approved	Approved	Approved	Approved
14.623.XXX/XXXX-XX	5,957,669	Approved	Approved	Approved	Approved	Approved	Approved	Approved
14.623.XXX/XXXX-XX	25,800	Approved	Approved	Approved	Approved	Approved	Approved	Approved
14.686.XXX/XXXX-XX	106,300	Approved	Approved	Approved	Approved	Approved	Approved	Approved
97.540.XXX/XXXX-XX	1,458,579	Approved	Approved	Approved	Approved	Approved	Approved	Approved
27.386.XXX/XXXX-XX	49,200	Approved	Approved	Approved	Approved	Approved	Approved	Approved
61.532.XXX/XXXX-XX	1,295,937,718	Approved	Approved	Approved	Approved	Approved	Approved	Approved
04.676.XXX/XXXX-XX	1,709,389,603	Approved	Approved	Approved	Approved	Approved	Approved	Approved
16.947.XXX/XXXX-XX	213,030	Approved	Approved	Approved	Approved	Approved	Approved	Approved
29.322.XXX/XXXX-XX	2,927,395	Approved	Approved	Approved	Approved	Approved	Approved	Approved
14.624.XXX/XXXX-XX	1,175,535	Approved	Approved	Approved	Approved	Approved	Approved	Approved

CPF/CNPJ	Balance of Common Shares	Deliberations
		1	2	3	4	5	6	7
14.819.XXX/XXXX-XX	8,804	Approved	Approved	Approved	Approved	Approved	Approved	Approved
099.97X.XXX-XX	816	Approved	Approved	Approved	Approved	Approved	Approved	Approved
19.279.XXX/XXXX-XX	70,800	Approved	Approved	Approved	Approved	Approved	Approved	Approved
24.158.XXX/XXXX-XX	8,177	Approved	Approved	Approved	Approved	Approved	Approved	Approved
28.072.XXX/XXXX-XX	21,200	Approved	Approved	Approved	Approved	Approved	Approved	Approved
05.479.XXX/XXXX-XX	26,700	Approved	Approved	Approved	Approved	Approved	Approved	Approved
07.506.XXX/XXXX-XX	16,280	Approved	Approved	Approved	Approved	Approved	Approved	Approved
13.283.XXX/XXXX-XX	26,900	Approved	Approved	Approved	Approved	Approved	Approved	Approved
05.839.XXX/XXXX-XX	2,600	Approved	Approved	Approved	Approved	Approved	Approved	Approved
09.116.XXX/XXXX-XX	230,900	Approved	Approved	Approved	Approved	Approved	Approved	Approved
09.294.XXX/XXXX-XX	58,602	Approved	Approved	Approved	Approved	Approved	Approved	Approved
10.227.XXX/XXXX-XX	9,310	Approved	Approved	Approved	Approved	Approved	Approved	Approved
07.247.XXX/XXXX-XX	51,646	Approved	Approved	Approved	Approved	Approved	Approved	Approved
08.665.XXX/XXXX-XX	259,954	Approved	Approved	Approved	Approved	Approved	Approved	Approved
09.001.XXX/XXXX-XX	81,000	Approved	Approved	Approved	Approved	Approved	Approved	Approved
09.116.XXX/XXXX-XX	3,500	Approved	Approved	Approved	Approved	Approved	Approved	Approved
08.857.XXX/XXXX-XX	300,754	Approved	Approved	Approved	Approved	Approved	Approved	Approved
07.140.XXX/XXXX-XX	6,897	Approved	Approved	Approved	Approved	Approved	Approved	Approved
08.869.XXX/XXXX-XX	252,570	Approved	Approved	Approved	Approved	Approved	Approved	Approved
08.571.XXX/XXXX-XX	71,700	Approved	Approved	Approved	Approved	Approved	Approved	Approved

Deliberations:

1) Carry out a stock split by 50% of the current 6,536,090,232 book-entry shares with no par value, of the Company’s capital stock, of which 3,305,526,906 are common shares and 3,230,563,326 are preferred shares;

2) Increase the limit of the authorized capital, in the same proportion of the stock split;

3) Install the Fiscal Council on a permanent basis;

4) Amend the Bylaws to reflect the new composition of the capital stock;

5) Amend the Bylaws to reflect the new limit of the authorized capital;

6) Amend the Bylaws to provide for the permanent operation of the Fiscal Council;

7) Consolidate the Bylaws, with the amendments mentioned in item “4” above and the resulting necessary adjustments to the wording.

São Paulo-SP, August 6, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations